Exhibit 99.1

PLAN OF CONVERSION

This PLAN OF CONVERSION (“Plan of Conversion”) dated [•], 2024 sets forth certain terms of the conversion of Capital Product Partners L.P., a Marshall Islands limited partnership (the “Partnership”), to a Marshall Islands corporation to be named “Capital Clean Energy Carriers Corp.” (the “Corporation”), pursuant to the provisions of the Marshall Islands Limited Partnership Act (the “Partnership Act”) and the Marshall Islands Business Corporations Act (the “MIBCA”).

W I T N E S S E T H

WHEREAS, the Partnership was formed as a limited partnership in accordance with the Partnership Act and is currently governed by the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of February 22, 2010, as amended by the First Amendment thereto dated September 30, 2011, the Second Amendment thereto dated May 22, 2012, the Third Amendment thereto, dated March 19, 2013 and the Fourth Amendment thereto dated August 21, 2014 (collectively, the “Partnership Agreement”);

WHEREAS, upon the terms and subject to the conditions of this Plan of Conversion and in accordance with the Partnership Act and the MIBCA, the Partnership will be converted to a Marshall Islands corporation pursuant to and in accordance with Section 27 of the Partnership Act and Section 132 of the MIBCA (the “Conversion”);

WHEREAS, pursuant to the Conversion, all of the outstanding Partnership Interests in the Partnership will be converted into common shares, with par value $0.01 per share, of the Corporation (the “Common Shares”), as provided in this Plan of Conversion;

WHEREAS, this Plan of Conversion has been approved unanimously by the Conflicts Committee of the Board of Directors of the Partnership by Special Approval, unanimously by the Board of Directors of the Partnership, by the General Partner by written consent and by Limited Partners holding a majority of the Outstanding Common Units by written consent; and

WHEREAS, capitalized terms used and not otherwise defined in this Plan of Conversion shall have the meanings given to them in the Partnership Agreement.

NOW, THEREFORE, upon the terms and subject to the conditions of this Plan of Conversion and in accordance with the Partnership Act and the MIBCA, upon the filing and effectiveness of the Certificate of Conversion and the Articles of Incorporation (each as defined below), the Partnership shall be converted to the Corporation.

ARTICLE I

THE CONVERSION

SECTION 1.01 The Conversion. At the Effective Time, the Partnership shall be converted to the Corporation and, for all purposes of the laws of the Republic of the Marshall Islands and otherwise, (a) the Conversion shall be deemed a continuation of the existence of the Partnership in the form of a Marshall Islands corporation, and (b) the Conversion shall not be deemed to affect any obligations or liabilities of the Partnership incurred prior to the Conversion or the personal liability of any person incurred prior to the Conversion. The Conversion shall not (i) require the Partnership to wind up its affairs under Section 59 of the Partnership Act or to pay its liabilities and distribute its assets under Section 60 of the Partnership Act, or (ii) constitute a dissolution of the Partnership. The Corporation shall thereafter be subject to all of the provisions of the MIBCA, except that the existence of the Corporation shall be deemed to have commenced on the date the Partnership commenced its existence.

SECTION 1.02 Effective Time. The General Partner shall file or cause to be filed the Certificate of Conversion in the form attached hereto as Exhibit A (the “Certificate of Conversion”) and the Articles of Incorporation of the Corporation in the form attached hereto as Exhibit B (the “Articles of Incorporation”) with the Registrar of Corporations of the Republic of the Marshall Islands pursuant to Sections 5 and 132 of the MIBCA and Section 27 of the Partnership Act. The Conversion shall become effective immediately upon such filing or on the future date specified in the Certificate of Conversion and the Articles of Incorporation (such date of effectiveness, the “Effective Time”).

SECTION 1.03 Articles of Incorporation and Bylaws. At and after the Effective Time, the Articles of Incorporation and Bylaws of the Corporation (the “Bylaws”) shall be in the forms attached hereto as Exhibit B and Exhibit C, respectively, until amended in accordance with their terms and the MIBCA, and as such shall constitute the Articles of Incorporation and Bylaws of the Corporation. From and after the Effective Time, except as set forth in the following sentence of this Section 1.03, the Partnership Agreement and the Certificate of Limited Partnership of the Partnership shall terminate and no longer govern the affairs of the Partnership, but instead the affairs of the Corporation shall be governed by the MIBCA, the Articles of Incorporation and the Bylaws. Notwithstanding the foregoing, the termination of the Partnership Agreement shall not relieve any party thereto from any liability arising in connection with any breach by such party of the Partnership Agreement, arising prior to the Effective Time.

SECTION 1.04 Directors and Officers.

(a) At the Effective Time, the names of each person who is to serve as an initial director of the Corporation until the first annual meeting of shareholders of the Corporation and until their successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal, are Keith Forman, Gerasimos (Jerry) Kalogiratos, Gurpal Grewal, Atsunori Kozuki, Rory Hussey, Abel Rasterhoff, Eleni Tsoukala and Dimitris P. Christacopoulos. The address of each of the initial directors of the Corporation is c/o Capital Clean Energy Carriers Corp., 3 Iassonos Street, Piraeus 18537, Greece. Keith Forman shall be Chairman of the board of directors of the Corporation.

(b) The Partnership and, after the Effective Time, the Corporation shall take all necessary actions to cause each of such individuals to be appointed as a director and/or officer, as the case may be, of the Corporation.

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ARTICLE II

CONVERSION OF PARTNERSHIP INTERESTS; REGISTRATION

OF SHARES

SECTION 2.01 Conversion of Partnership Interests. At the Effective Time, in each case without any action required on the part of the Partnership, the Corporation or any other Person:

(a) each Common Unit issued and outstanding immediately prior to the Effective Time shall be converted into one issued and outstanding, fully paid and nonassessable Common Share without any action required on the part of the Partnership, the Corporation or the former holders of such Common Units; and

(b) the General Partner Units and Incentive Distribution Rights issued and outstanding immediately prior to the Effective Time shall be converted into an aggregate 3,500,000 (three million five hundred thousand) issued and outstanding, fully paid and nonassessable Common Shares, in each case without any action required on the part of the Partnership, the Corporation or the former holder of such General Partner Units or Incentive Distribution Rights, as applicable.

All rights, powers, preferences, obligations, limitations, and qualifications of the Common Shares shall be as set out in the Articles of Incorporation.

SECTION 2.02 Registration in Book-Entry. Common Shares shall not be represented by certificates but shall instead be uncertificated shares, unless the board of directors of the Corporation shall provide by resolution or resolutions otherwise. Promptly after the Effective Time, the Corporation shall register, or cause to be registered, in book-entry form the Common Shares into which the outstanding Common Units, General Partner Units and Incentive Distribution Rights shall have been converted as a result of the Conversion.

SECTION 2.03 No Further Rights in Partnership Interests. The Common Shares, having all rights, powers, preferences, obligations, limitations, and qualifications as set forth in the Articles of Incorporation, into which the Common Units, General Partner Units and Incentive Distribution Units shall have been converted as a result of the Conversion shall be deemed to have been issued in full satisfaction of all rights pertaining to such Partnership Interests. Immediately following the Effective Time, the Common Units, General Partner Interests and Incentive Distribution Rights of the Partnership shall cease to exist, and the holder of any such securities immediately prior to the Effective Time shall cease to have any rights with respect thereto.

SECTION 2.04 Transfer Books. At the Effective Time, there shall be no further registration of transfers on the transfer books of the Partnership of any securities that were outstanding immediately prior to the Effective Time.

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IN WITNESS WHEREOF, the Partnership has caused this Plan of Conversion to be executed by its duly authorized representative as of the date first stated above.

CAPITAL PRODUCT PARTNERS L.P.
By:	Capital GP L.L.C., its general partner

By:
Name:
Title:

[Signature Page to Plan of Conversion]

EXHIBIT A

Certificate of Conversion

[Attached]

CERTIFICATE OF CONVERSION

OF

CAPITAL PRODUCT PARTNERS L.P.

TO

CAPITAL CLEAN ENERGY CARRIERS CORP.

UNDER SECTION 132 OF THE BUSINESS CORPORATIONS ACT

AND SECTION 27 OF THE LIMITED PARTNERSHIP ACT

The undersigned, Capital GP L.L.C., the general partner of Capital Product Partners L.P., a Marshall Islands limited partnership (the “Limited Partnership”), and an authorized person of the Limited Partnership, on behalf of the Limited Partnership, for the purpose of converting the Limited Partnership into a corporation hereby certifies that:

1.	The Limited Partnership was formed on January 16, 2007 as a Marshall Islands limited partnership. The Limited Partnership is currently a Marshall Islands limited partnership.

2.	The name of the Limited Partnership immediately prior to converting into a Marshall Islands corporation is: Capital Product Partners L.P. The Limited Partnership has never had any other name.

3.

The name of the corporation into which the Limited Partnership shall be converting, as set forth in the Articles of Incorporation filed in accordance with subsection (2) of Section 132 of the Business Corporations Act is: Capital Clean Energy Carriers Corp.

4.

The address of the registered agent in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the registered agent at such address is The Trust Company of the Marshall Islands, Inc.

5.	The conversion has been approved in accordance with the provisions of the Business Corporations Act and the Limited Partnership Act.

6.	This Certificate of Conversion shall be effective on [•], 2024.

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Conversion on this ____ day of _________________, 2024.

CAPITAL GP L.L.C.

By:
Name:
Title:

[Signature Page to Certificate of Conversion]

EXHIBIT B

Articles of Incorporation

[Attached]

ARTICLES OF INCORPORATION

OF

CAPITAL CLEAN ENERGY CARRIERS CORP.

ARTICLE I

NAME

The name of the corporation is Capital Clean Energy Carriers Corp. (the “Corporation”).

ARTICLE II

PURPOSE AND POWER

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Marshall Islands Business Corporations Act (the “BCA”). The Corporation shall have every power which a corporation now or hereafter organized under the BCA may have.

ARTICLE III

REGISTERED ADDRESS AND REGISTERED AGENT

The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.

ARTICLE IV

STOCK

Section 4.1 Authorized Stock. The total number of shares of stock which the Corporation shall have authority to issue is 600,000,000, of which 500,000,000 shares, par value $0.01 per share, shall be registered Common Shares and 100,000,000 shares, par value $0.01 per share, shall be registered Preferred Shares. The Corporation may not issue share certificates in bearer form.

Section 4.2 Preferred Shares.

Preferred Shares may be issued in one or more series from time to time by the board of directors of the Corporation (the “Board of Directors”), and the Board of Directors is expressly authorized and vested with the authority to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of each series of Preferred Shares, including without limitation the following: (1) the distinctive designation of such series, which shall distinguish it from other series; (2) the number of shares included in such series (which may subsequently be increased or decreased to the extent permitted by applicable law); (3) the dividend rate (or method of determining such rate), if any, payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable; (4) whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative; (5) the amount or amounts which shall be payable out of the assets of the Corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the Corporation, and the relative rights of priority, if any, of payment of the shares of such series; (6) the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events; (7) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (8) whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto; (9) whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights; and (10) any other powers, preferences and rights and qualifications, limitations and restrictions not inconsistent with applicable law and the Shareholders’ Agreement dated as of [•], 2024 between Capital Maritime & Trading Corp. (“CMTC”), Capital Gas Corp. (“Capital Gas”), Capital GP L.L.C. (“Capital GP”) and the Corporation (as the same may be amended, supplemented, restated and/or otherwise modified from time to time, the “Shareholders’ Agreement”). In case the number of shares of any series of Preferred Shares shall be decreased, the shares constituting such decrease shall resume the status of undesignated Preferred Shares. The powers, preferences and relative, participating, optional and other special rights of each class and series of Preferred Shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other classes and series of Preferred Shares at any time outstanding.

Section 4.3 No Preemptive Rights. No holder of shares of the Corporation of any class or series, now or hereafter authorized, shall have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the Corporation of any class or series, now or hereafter authorized or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation. Nothing herein shall prevent the Corporation from granting preemptive rights by contract.

Section 4.4 Quorum. At each meeting of shareholders, except where otherwise provided by applicable law or these Articles of Incorporation, the holders of one-third of the voting power of the outstanding shares entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. When a quorum is once present to organize a meeting, it shall not be broken by the subsequent withdrawal of any shareholders. In the absence of a quorum, the holders of a majority of the voting power of the outstanding shares present at the meeting in person or by proxy may adjourn the meeting.

Section 4.5 Action by Written Consent. To the fullest extent permitted by applicable law, any action required or permitted by the BCA to be taken at a meeting of shareholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. An electronic transmission consenting to an action to be taken and transmitted by a shareholder or proxyholder, or by a person or persons authorized to act for a shareholder or proxyholder, shall be deemed to be written and signed for the purposes of this Section 4.5, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (a) that the electronic transmission was transmitted by the shareholder or proxyholder or by a person or persons authorized to act for the shareholder or proxyholder and (b) the date on which such shareholder or proxyholder or authorized person or persons transmitted such electronic transmission.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Number. The Board of Directors shall consist of not fewer than three nor more than 11 directors, as fixed from time to time by the Board of Directors or by the shareholders; provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the then authorized number of directors shall be increased by the number of directors to be elected, and the terms of the director or directors elected by such holders shall expire at the next annual meeting of shareholders. No decrease in the number of directors shall shorten the term of any incumbent director.

Section 5.2 Nominations and Elections. Directors shall be nominated by the Board or a committee thereof (provided that such nomination shall be made in accordance with the Shareholders’ Agreement so long as the Shareholders’ Agreement remains in effect) or by shareholders pursuant to the bylaws of the Corporation (the “Bylaws”)). Directors shall be elected by a majority of the votes cast at a meeting of shareholders at which a quorum is present by holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; provided, however, that directors shall be elected by the vote of a plurality of the votes cast at any meeting at which a quorum is present for which (i) the Secretary receives a notice pursuant to the Bylaws that a shareholder intends to nominate a director or directors and (ii) such proposed nomination has not been withdrawn by such shareholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the shareholders. Elections of directors need not be by written ballot except and to the extent provided in the Bylaws. Notwithstanding the foregoing, and except as otherwise required by law, if one or more class or series of Preferred Shares provides the holders thereof the right to elect one or more directors of the Corporation, the provisions of this Section 5.2 shall not apply with respect to the director or directors elected by such holders of Preferred Shares. Cumulative voting, as defined in Section 71(2) of the BCA, shall not be used to elect directors.

Section 5.3 Term of Office. Subject to the terms and preferences of any Preferred Shares, directors elected at each meeting of shareholders shall hold office until the next annual meeting of shareholders, and until their successors are elected and qualified or until their earlier death, resignation, disqualification or removal. Except as otherwise provided in the terms of a class or series of Preferred Shares, the term of the directors elected by such holders voting separately as a class shall expire at the next annual meeting of shareholders.

Section 5.4 Removal. Subject to the terms and preferences of any Preferred Shares, any director or the entire Board of Directors may be removed, only for cause, by the holders of a majority of the voting power of the shares of the Corporation then entitled to vote at an election of directors. Except as otherwise provided in the terms of a class or series of Preferred Shares, any director or directors elected by the holders of a class or series of Preferred Shares voting separately as a class may be removed, with or without cause, by the holders entitled to vote separately as a class in an election of such directors.

Section 5.5 Newly Created Directorships and Vacancies. Subject to the terms and preferences of any Preferred Shares, newly created directorships resulting from an increase in the number of directors and vacancies occurring on the Board of Directors for any reason, whether because of death, resignation, disqualification or any other reason, may be filled by a majority of the directors then in office (provided that the selection of the individual to fill such vacancy shall be made in accordance with the Shareholders’ Agreement so long as the Shareholders’ Agreement remains in effect), although less than a quorum, or by the sole remaining director. A director elected to fill a newly created directorship or a vacancy shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his or her successor has been elected and qualified or until his or her earlier death, resignation, disqualification or removal.

Section 5.6 Shareholders’ Agreement. Nothing in this Article V shall derogate from the rights and obligations of the Corporation and the Shareholder Group (as defined in the Shareholders’ Agreement) under the Shareholders’ Agreement. The power and authority of the Board of Directors and the Directors shall be subject to the provisions of the Shareholders’ Agreement.

ARTICLE VI

LIABILITY OF DIRECTORS

Section 6.1 No Personal Liability. A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the BCA as currently in effect or as the same may hereafter be amended. If the BCA is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the BCA, as so amended. An officer of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as an officer, except to the extent that such exemption from liability or limitation thereof is not permitted under the BCA as currently in effect or as the same may hereafter be amended.

Section 6.2 Amendment or Repeal. No amendment, modification or repeal of this Article VI, or the adoption of any provision inconsistent with this Article VI, shall adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to the time of such amendment, modification, repeal or adoption of such inconsistent provision.

ARTICLE VII

BYLAWS

In furtherance and not in limitation of the powers conferred by the laws of the Republic of the Marshall Islands, the Board of Directors is expressly authorized to make, adopt, alter, waive, amend, change or repeal the Bylaws of the Corporation. Subject to applicable law and these Articles of Incorporation, the Bylaws may also be altered, amended or repealed, or new Bylaws enacted by the affirmative vote of a majority of the voting power of all the then outstanding shares of the Corporation entitled to vote thereon, voting together as a single class.

ARTICLE VIII

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

Section 8.1 Applicable Restrictions to Business Combinations. The Corporation shall not engage in any business combination with any interested shareholder for a period of three years following the time that such shareholder became an interested shareholder, unless:

(a) prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

(b) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced; or

(c) at or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2⁄3% of the outstanding voting stock which are not owned by the interested shareholder, its affiliates or its associates.

Section 8.2 Exception. The restrictions contained in this Article VIII shall not apply if a shareholder becomes an interested shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership.

Section 8.3 Certain Definitions. For purposes of this Article VIII only:

(a) “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b) “associate,” when used to indicate a relationship with any person, means: (1) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (2) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (3) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c) “business combination” when used in reference to the Corporation and any interested shareholder of the Corporation, means:

(1) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (i) the interested shareholder, or (ii) any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder and as a result of such merger or consolidation this Article VIII is not applicable to the surviving entity;

(2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the interested shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation;

(3) any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares of the Corporation or stock of such subsidiary to the interested shareholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation or stock of any such subsidiary which securities were outstanding prior to the time that the interested shareholder became such; (ii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation or stock of any such subsidiary which security is distributed, pro rata, to all holders of a class or series of shares of the Corporation subsequent to the time the interested shareholder became such; (iii) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (iv) any issuance or transfer of shares by the Corporation; provided however, that in no case under items (ii)-(iv) above shall there be an increase in the interested shareholder’s proportionate share of the shares of any class or series of the Corporation;

(4) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the shares or stock of any class or series, or securities convertible into the shares or stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested shareholder; or

(5) any receipt by the interested shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in paragraphs (1)-(4) of this section) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(d) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article VIII, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(e) “interested shareholder” means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, and the affiliates and associates of such person; provided, however, that the term “interested shareholder” shall not include (A) any person, and its affiliates and associates, that together with its affiliates and associates (excluding the Corporation or any subsidiary of the Corporation) owned shares in excess of the 15% limitation set forth herein as of [•], 2024 for so long as such person, together with its affiliates and associates continues to own 15% or more of the outstanding voting stock of the Corporation; or (B) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided that such person specified in clause (B) shall be an interested shareholder if thereafter such person acquires additional voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested shareholder, the voting stock of the Corporation deemed to be outstanding shall include shares deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued shares of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(f) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates: (1) beneficially owns such stock, directly or indirectly; or (2) has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or (3) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in clause (ii) of subsection (2) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(g) “person” means any individual, corporation, partnership, limited liability company, association, joint venture, trust, unincorporated organization or other entity.

(h) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(i) “voting stock” means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference in this Article VIII to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

ARTICLE IX

CERTAIN SHAREHOLDER RELATIONSHIPS

9.1 General. In recognition and anticipation that (a) certain directors, principals, officers, employees and/or other representatives of CMTC and its respective Affiliates (as defined below), including any directors designated by the Shareholder Group for nomination and election to the Board of Directors pursuant to the Shareholders’ Agreement, may serve as directors, officers or agents of the Corporation and the Corporation will derive substantial benefits from the service of such persons as directors, officers or agents of the Corporation, and (b) CMTC and its respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve CMTC and its Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and shareholders in connection therewith.

Section 9.2 Renunciation of Certain Corporate Opportunities; No Duty to Refrain. Subject to Section 9.3 below, to the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for CMTC or any of its Affiliates (such Persons (as defined below) being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) and the Corporation or any of its Affiliates. Subject to Section 9.3 below, to the fullest extent permitted by law, none of the Identified Persons shall have any duty to refrain from directly or indirectly (a) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage, or (b) otherwise competing with the

Corporation or any of its Affiliates, and, subject to Section 9.3 below, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its shareholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. Subject to Section 9.3 below, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its shareholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a shareholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

Section 9.3 Non-Renounced Opportunities. The Corporation does not renounce its interest in any corporate opportunity (a) offered to any Identified Person if (i) such opportunity is expressly offered to such Identified Person solely in their capacity as a director or officer of the Corporation, (ii) such Identified Person believed that the Corporation possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such opportunity and (iii) the Corporation or any of its subsidiaries is directly engaged in such business at the time such opportunity is offered to such Identified Person or (b) required to be offered to the Corporation pursuant to Section 3.7 of the Umbrella Agreement dated as November 13, 2023 among the Corporation (previously Capital Product Partners L.P.), CMTC and Capital GP. For the avoidance of doubt, the provisions of Section 9.2 of this Article IX shall not apply to any corporate opportunity covered by the preceding sentence of this Section 9.3.

Section 9.4 Certain Agreements and Transactions Permitted. No contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) entered into between the Corporation and/or any of its subsidiaries, on the one hand, and an Identified Person, on the other hand, before [•], 2024 (each, a “Preexisting Arrangement”) shall be void or voidable or be considered unfair to the Corporation or any of its subsidiaries solely because such Identified Person is a party thereto, or because any directors, officers or employees of such Identified Person were present at or participated in any meeting of the board of directors, or a committee thereof, of the Corporation, or the board of directors, or committee thereof, of any subsidiary of the Corporation, that authorized the contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof), or because his, her or their votes were counted for such purpose.

The Corporation may from time to time enter into and perform, and cause or permit any of its subsidiaries to enter into and perform, one or more contracts, agreements, arrangements or transactions (or amendments, modifications or supplements thereto) with an Identified Person. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by the Corporation, any subsidiary of the Corporation or an Identified Person, shall be considered contrary to any fiduciary duty owed to the Corporation (or to any subsidiary of the Corporation, or to any stockholder of the Corporation or any of its subsidiaries) by any director or officer of the Corporation (or by any director or officer of any subsidiary of the Corporation) , so long as such contract, agreement, arrangement or transaction (or any such amendment, modification or supplement) (each, an “Applicable Arrangement”), in addition to any requirements under applicable law, is (i) approved by a majority of the members of a committee of the Board comprised solely of Independent Directors (“Special Approval”), (ii) approved by the vote of holders of a majority of the outstanding Common Shares (excluding Common Shares owned by the Identified Persons), (iii) on terms no less favorable to the Corporation or its subsidiary, as applicable, than those generally being provided to or available from unrelated third parties or (iv) fair to the Corporation, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Corporation or its subsidiaries) (each Applicable Arrangement subject to clause (i), (ii). (iii) or (iv), an “Acceptable Applicable Arrangement”). The Identified Persons and the Board may but shall not be required in connection with any Applicable Arrangement to seek Special Approval thereof, and the Identified Persons or the Board, as the case may be, may also approve any Applicable Arrangement or adopt a course of action with respect thereto that has not received Special Approval. If Special Approval is not sought and the Board determines that any Applicable Arrangement or course of action taken with respect to any Applicable Arrangement satisfies either of the standards set forth in clause (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board acted in good faith and in a manner the Board reasonably believed to be in or not opposed to the best interests of the Corporation and its subsidiaries, and the Board members shall be deemed not to have breached their duties of loyalty to the Corporation or any of its subsidiaries or any of their respective shareholders, and not to have derived an improper personal benefit therefrom, and in any proceeding brought by any shareholder or by or on behalf of such shareholder or any other shareholder or the Corporation challenging such approval, the person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. To the fullest extent permitted by law, no director or officer of the Corporation or any subsidiary of the Corporation who is an Identified Person shall have or be under any fiduciary duty to the Corporation (or to any subsidiary of the Corporation, or to any shareholder of the Corporation or any stockholder of its subsidiaries) to refrain from acting on behalf of the Corporation, any subsidiary of the Corporation or another Identified Person in respect of any Preexisting Arrangement or Acceptable Applicable Arrangement or performing any such arrangement in accordance with its terms and each such director or officer of the Corporation or any subsidiary of the Corporation who is an Identified Person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and its subsidiaries, and shall be deemed not to have breached his or her duties of loyalty to the Corporation or any of its subsidiaries or any of their respective shareholders or stockholders, and not to have derived an improper personal benefit therefrom.

Section 9.5 Definitions. For purposes of this Article IX:

(a) “Affiliate” means, (i) in respect of CMTC, any Person that, directly or indirectly, is controlled by CMTC, controls CMTC, or is under common control with CMTC and shall include any principal, member, director, partner, manager, stockholder, officer, employee or other representative, including any directors designated for nomination and election to the Board of Directors by the Shareholder Group pursuant to the Shareholders’ Agreement, of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), and (ii) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.

(b) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

Section 9.6 Notice and Consent. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

Section 9.7 Amendment of Article IX. No alteration, amendment or repeal of, or adoption of any provision inconsistent with, any provision of this Article IX will have any effect upon (a) any agreement between the Corporation or a subsidiary thereof and any Identified Person, that was entered into before the time of such alteration, amendment or repeal or adoption of any such inconsistent provision (the “Amendment Time”), or any transaction entered into in connection with the performance of any such agreement, whether such transaction is entered into before or after the Amendment Time, (b) any transaction entered into between the Corporation or a subsidiary thereof and any Identified Person, before the Amendment Time, (c) the allocation of any business opportunity between the Corporation or any subsidiary thereof and any Identified Person before the Amendment Time, or (d) any duty or obligation owed by any director or officer of the Corporation or any subsidiary of the Corporation (or the absence of any such duty or obligation) with respect to any potential business opportunity which such director or officer was offered, or of which such director or officer otherwise became aware, before the Amendment Time (regardless of whether any proceeding relating to any of the above is commenced before or after the Amendment Time).

ARTICLE X

SHAREHOLDERS TO PROVIDE CERTAIN INFORMATION

A shareholder shall provide on demand to the Corporation such information as the Corporation may request in order to determine the Corporation’s status as exempt from taxation on gross income from the international operation of a ship or ships within the meaning of Section 883 of the U.S. Internal Revenue Code of 1986, as amended. To the fullest extent permitted by law, any person purchasing or otherwise acquiring or holding any interest in any shares of the Corporation, directly or indirectly, shall be deemed to have notice of and to have consented to the provisions of this Article X.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Domicile. The Corporation may transfer its corporate domicile from the Marshall Islands to any other place in the world.

Section 11.2 Article and Section Headings and References. Article and Section headings in these Articles of Incorporation are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein. Unless otherwise expressly provided herein, all references to an “Article” or “Section” are to an Article or Section of these Articles of Incorporation.

Section 11.3 Severability; Ability to Amend. If any provision or application of these Articles of Incorporation shall be invalid or unenforceable, the remainder of these Articles of Incorporation and its remaining applications shall not be affected thereby, and shall continue in full force and effect. The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the shareholders herein are granted subject to this reservation.

Section 11.4 Recordkeeping. The Corporation will comply with all applicable provisions of the Republic of the Marshall Islands Business Corporations Act, including retention, maintenance, and production of accounting, shareholder, beneficial owner and director and officer records in accordance with Division 8 of the Republic of the Marshall Islands Business Corporations Act.

Section 11.5 Duration. The Corporation shall have a perpetual existence.

Section 11.6 Notice of Shareholder Nominations. Advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of the shareholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

Section 11.7 Proportion of shares. If any class or series of Preferred Shares are issued with more or less than one vote for any share, on any matter, every reference in these Articles of Incorporation and the Bylaws to a majority or other proportion of stock or shares shall refer to such majority or other proportion of the votes of such stock or shares.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation on this [•] day of [•], 2024.

Name:
Title:

EXHIBIT C

Bylaws

[Attached]

BYLAWS

OF

CAPITAL CLEAN ENERGY CARRIERS CORP.

Article I

Shareholders

Section 1.1 Annual Meetings. An annual meeting of shareholders for the election of Directors (as defined below) and the transaction of any other proper business shall be held at such date, time and (a) place either within or without the Republic of the Marshall Islands as determined by Capital Clean Energy Carriers Corp. (the “Corporation”), and/or (b) if so determined by the Board of Directors of the Corporation (the “Board”), to the extent permitted by applicable law, by means of remote communication.

Section 1.2 Special Meetings.

(a) A special meeting of shareholders (i) may be called at any time by the Board and (ii) shall be called by the secretary of the Corporation (the “Secretary”), subject to the limitation on the right of shareholders to call a special meeting of shareholders set out in the succeeding sentence of this Section 1.2(a), upon the receipt by the Secretary in accordance with an Acceptable Delivery Method of a written request (a “Special Meeting Request”) by one or more shareholders (the “Requesting Shareholder”) who own as of the date of the Secretary’s receipt of the Special Meeting Request, shares of capital stock of the Corporation (each, a “share”) representing at least 25% (the “Special Meeting Requisite Percentage”) of the outstanding shares entitled to vote on the matter or matters to be brought before such proposed special meeting; provided that a special meeting of shareholders requested by a Requesting Shareholder (a “Shareholder Requested Special Meeting”) shall be called by the Secretary only if such Requesting Shareholder and such Requesting Shareholder’s Special Meeting Request comply with the applicable provisions of this Article I, the Corporation’s articles of incorporation (as amended or restated from time to time, the “Articles of Incorporation”) and applicable law. The right of shareholders to call a special meeting of shareholders pursuant to the preceding sentence of this Section 1.2(a) is limited, to the fullest extent permitted by applicable law, to the calling of special meetings to vote on any matter or matters except for the election of Directors to the Board. Special meetings of shareholders shall be held at such date, time and (A) place within or without the Republic of the Marshall Islands as determined by the Corporation, and/or (B) if so determined by the Board, to the extent permitted by applicable law, by means of remote communication, in each case, as stated in the notice of the meeting.

(b) To be in proper form, a Special Meeting Request shall:

(i) bear the signature and the date of signature of the Requesting Shareholder and (A) in the case of any Requesting Shareholder that is a shareholder of record, set forth the name and address of such Requesting Shareholder as they appear in the Corporation’s books, and (B) in the case of any Requesting Shareholder that is a beneficial owner, set forth the name and the valid and current address of such Requesting Shareholder;

(ii) set forth a statement of the specific purpose or purposes of such Requesting Shareholder for requesting such Shareholder Requested Special Meeting;

(iii) include the information required to be included in a shareholder’s notice pursuant to Section 1.12 (including the Representation and Agreement);

(iv) include documentary evidence that such Requesting Shareholder(s) own in the aggregate not less than the Special Meeting Requisite Percentage as of the date of such Special Meeting Request; provided that, if any Requesting Shareholder is not the record holder of any shares representing the Special Meeting Requisite Percentage, then, to be valid, such Special Meeting Request must also include documentary evidence of such Requesting Shareholder’s authority to execute the Special Meeting Request on behalf of one or more record holder(s); and

(v) include an agreement and acknowledgement signed by each Requesting Shareholder (A) to own the Special Meeting Requisite Percentage at all times between the date of the Secretary’s receipt of the Special Meeting Request, on the one hand, and the date of the Shareholder Requested Special Meeting, on the other hand, (B) to notify the Corporation immediately in the case of any reduction in the shares owned by such Requesting Shareholder prior to the date of the Shareholder Requested Special Meeting, and (C) that the Special Meeting Request shall be deemed to be revoked (and any special meeting scheduled in response thereto may be canceled) if the shares owned by such Requesting Shareholder(s) do not represent ownership of at least the Special Meeting Requisite Percentage at all times between the date of the Secretary’s receipt of the Special Meeting Request and the date of the Shareholder Requested Special Meeting.

(c) Each applicable person (including the Requesting Shareholder) shall update the Special Meeting Request delivered and information previously provided to the Corporation pursuant to this Section 1.2 and under any Representation and Agreement, if necessary, so that the information provided or required to be provided in such Special Meeting Request shall continue to be true and correct (i) as of the record date for determining the shareholders entitled to notice of the Shareholder Requested Special Meeting and (ii) as of the date that is ten business days prior to the Shareholder Requested Special Meeting (or any adjournment or postponement thereof), and such update shall be received by the Secretary in accordance with an Acceptable Delivery Method not later than five business days after the record date for such Shareholder Requested Special Meeting (in the case of an update required to be made as of the record date) and not later than eight business days prior to the date of such Shareholder Requested Special Meeting (in the case of an update required to be made as of the date that is ten business days prior to such Shareholder Requested Special Meeting or any adjournment, recess or postponement thereof).

(d) The obligation of a Requesting Shareholder or other applicable person to provide information or an update pursuant to this Section 1.2 and under any Representation and Agreement, as applicable, shall not limit the Corporation’s rights with respect to any deficiencies in any Special Meeting Request or information provided by such person or enable or be deemed to permit such person to amend or update any proposal or to submit any new proposal, including by substituting or adding proposals.

(e) Any Requesting Shareholder may revoke his, her or its Special Meeting Request at any time by revocation received by the Secretary in accordance with an Acceptable Delivery Method. If, following such revocation (including any revocation resulting from a reduction in the shares owned by a Requesting Shareholder), there are outstanding unrevoked Special Meeting Requests from shareholders holding in the aggregate less than the Special Meeting Requisite Percentage, the Board may, in its discretion, to the extent permitted by applicable law, cancel the Shareholder Requested Special Meeting.

(f) In determining whether a Shareholder Requested Special Meeting has been requested by the holders of shares representing in the aggregate at least the Special Meeting Requisite Percentage, multiple Special Meeting Requests received by the Secretary will be considered together only if each such Special Meeting Request (i) identifies identical or substantially similar items to be acted on at the Shareholder Requested Special Meeting as determined in good faith by the Board and (ii) has been dated and received by the Secretary within 60 days of the earliest date of such Special Meeting Requests.

(g) Notwithstanding the foregoing, the Corporation shall not be required to convene a Shareholder Requested Special Meeting if:

(i) the Requesting Shareholder(s) have not complied with the requirements for calling a special meeting set forth in this Article I, the Articles of Incorporation or applicable law;

(ii) the Special Meeting Request relates to an item of business that is not a proper subject for action by a shareholder under applicable law, rule or regulation; or

(iii) the Special Meeting Request was made in a manner that involved a violation of applicable law.

(h) Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice of the meeting, which, in the case of a Shareholder Requested Special Meeting shall be limited to (i) the purpose(s) stated in any valid Special Meeting Request received from a Requesting Shareholder and (ii) any additional matters that the Board determines to include in the Corporation’s notice of the Shareholder Requested Special Meeting.

Section 1.3 Notice of Meetings. Whenever under the provisions of the Articles of Incorporation, these Bylaws or the Marshall Islands Business Corporations Act (the “BCA”) shareholders are required or permitted to take any action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice of a special meeting shall also state the purpose for which the meeting is called. A copy of the notice of any meeting shall be given personally or sent by mail or by electronic transmission, not less than 15 nor more than 60 days before the date of the meeting, to each registered shareholder entitled to vote at such meeting. If mailed, such notice is given when deposited in the mail, directed to the shareholder at its, his or her address as it appears on the record of shareholders, or, if the shareholder shall have filed with the Secretary of the Corporation a written request that notices to the shareholder be mailed to some other address, then directed to it, him or her at such other address. If sent by electronic transmission, notice given pursuant to this Section 1.3 shall be deemed given when directed to a number or electronic mail address at which the shareholder has consented to receive notice. A shareholder otherwise entitled to notice may waive such notice in accordance with Section 6.3 and the BCA.

Section 1.4 Adjournments and Postponements.

(a) When a meeting is adjourned to another time or place, it shall not be necessary, unless the meeting was adjourned for lack of a quorum, to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment the Board fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice. At the adjourned meeting of shareholders, the Corporation may transact any business which might have been transacted at the original meeting of shareholders.

(b) Subject to applicable law, any meeting of shareholders, including any Shareholder Requested Special Meeting, may be postponed, rescheduled or cancelled by the Board at any time before such meeting has been convened.

(c) In no event shall any adjournment, recess or postponement of a shareholder meeting (whether or not already publicly noticed) or the announcement thereof commence a new time period (or extend any time period) for the giving of a shareholder’s notice pursuant to Section 1.12.

Section 1.5 Quorum. Quorum of meetings of shareholders shall be as set forth in the Articles of Incorporation (and if not so set forth, then as contained in the BCA).

Section 1.6 Conduct of Meetings; Organization.

(a) The Board may adopt by resolution such rules and regulations for the conduct of each meeting of shareholders as it shall deem appropriate. If the Board determines that any requirement in these Bylaws, the Articles of Incorporation or any other applicable legal requirement has not been satisfied (including compliance with any Questionnaire or Representation and Agreement required under these Bylaws) as to any nomination or other business proposed to be brought before a meeting of shareholders, then the Board may elect to (i) waive such deficiency with respect to such proposed nomination or other business, (ii) notify the shareholder of, and provide the shareholder with an opportunity to cure, such deficiency, or (iii) decline to allow the proposed nomination or other business to be transacted at the meeting, even if the Corporation has received proxies or votes in respect of those matters (which proxies and votes shall also be disregarded).

(b) Meetings of shareholders shall be presided over by the Chairperson, or in the absence of the Chairperson, by any officer or Director designated by the Board. The Secretary, or in the absence of the Secretary, an assistant secretary of the Corporation (an “Assistant Secretary”), shall act as secretary of the meeting, but in the absence of the Secretary any person designated by the Board shall act as secretary of the meeting.

(c) The order of business at each such meeting shall be as determined by the presiding person of the meeting. Except to the extent inconsistent with any rules and regulations adopted by the Board with respect to the applicable meeting, the presiding person of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as, in the judgement of such person, are necessary or desirable for the proper conduct of the meeting, to the extent permitted by applicable law, including, without limitation, (i) establishing procedures for the maintenance of order and safety, (ii) establishing limitations on the time allotted for questions or comments, (iii) establishing restrictions on entry to such meeting after the time prescribed for the commencement thereof, (iv) establishing limitations on attendance and participation at the meeting to shareholders of record, their duly authorized proxies and such other individuals as the presiding person of the meeting may determine, (v) establishing the opening and closing of the voting polls, for each item on which a vote is to be taken, (vi) determining and declaring that a matter, business or nomination was not properly brought before the meeting, (vii) removing any shareholder or any other individual who refuses to comply with meeting rules, regulations and procedures as set forth by the Board or the presiding person of the meeting, (viii) concluding the meeting or adjourning the meeting, whether or not a quorum is present, to a later date or time and to the same or some other place or by means of remote communication and (ix) restricting the use of audio/video recording devices and cell phones at the meeting.

(d) Except as otherwise required by applicable law, the Articles of Incorporation or these Bylaws, the Board, the Chairperson, or the person presiding at the applicable meeting of shareholders (regardless of whether the Board has previously made a determination with respect to a particular proposed nomination or other business pursuant to clause (a) of this Section 1.6) shall have the power to (i) determine whether any proposed nomination or other business to be brought before the meeting was properly brought in accordance with the requirements set forth in these Bylaws (including in compliance with any Representation and Agreement required under these Bylaws) or the Articles of Incorporation, or in compliance with any other applicable legal requirement, and (ii) if any proposed nomination or other business was not properly brought, to declare that such proposed nomination or other business is defective. If the Board, the Chairperson, or the person presiding at the applicable meeting of shareholders should so determine and declare, the defective nomination or other business shall be disregarded, to the extent permitted by applicable law, even if the Corporation has received proxies or votes in respect of those matters (which proxies and votes shall also be disregarded).

(e) Notwithstanding anything herein to the contrary, unless otherwise required by applicable law, if (i) all Requesting Shareholder(s), in the case of a Shareholder Requested Special Meeting, or (ii) any Proposing Shareholder, as applicable, fails to appear or send a Qualified Representative to present the matters such shareholder requested or proposed to be presented at the applicable meeting of shareholders, to the extent permitted by applicable law, the Corporation need not present such matters for a vote at such meeting, even if the Corporation has received proxies or votes in respect of those matters (which proxies and votes shall also be disregarded).

Section 1.7 Inspectors. The Board, in advance of any shareholders’ meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the Chairperson may, and on the request of any shareholder entitled to vote thereat shall, appoint one or more inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the Chairperson. Each inspector, before entering upon the discharge of his duties, shall take an oath faithfully to execute the duties of inspector at such meeting. The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all shareholders entitled to vote thereat. Unless waived by vote of the shareholders, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a sworn certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of the vote as certified by them.

Section 1.8 Voting; Proxies.

(a) Unless otherwise required by applicable law or provided in the Articles of Incorporation, each shareholder entitled to vote at any meeting of shareholders shall be entitled to one vote for each share held by such shareholder which has voting power upon the matter in question.

(b) Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such shareholder by proxy in the manner authorized by Section 69 of the BCA, but no such proxy shall be voted or acted upon after 11 months from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the shares themselves or an interest in the Corporation generally. A shareholder may revoke any proxy that is not irrevocable.

(c) Directors shall be elected as provided in the Articles of Incorporation (or, if not so provided, as provided by the BCA).

(d) All other matters, unless a different vote is required by applicable law or the Articles of Incorporation (in which case such different vote shall be the applicable vote on the matter), shall be authorized by a majority of the votes cast at a meeting of shareholders at which a quorum is present by the holders of shares entitled to vote thereon.

Section 1.9 Fixing Date for Determination of Shareholders of Record. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board may fix in advance a date as the record date for any such determination of shareholders. Such date shall not be more than 60 nor less than 15 days before the date of such meeting, nor more than 60 days prior to any other action.

Section 1.10 List of Shareholders Entitled to Vote. A list of registered shareholders as of the record date, certified by the corporate officer responsible for its preparation or by a transfer agent, shall be produced at any meeting of shareholders upon request of any shareholder at the meeting or prior thereto. If the right to vote at any meeting is challenged, the inspector of election, or the Chairperson, shall require such list of shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

Section 1.11 Consent of Shareholders in Lieu of Meeting. Consent of shareholders in lieu of a meeting shall be as provided in the Articles of Incorporation (and if not so provided, as provided by the BCA).

Section 1.12 Notice of Shareholder Proposals and Nominations of Directors.

(a) Subject to the terms of the Shareholders’ Agreement between Capital Maritime & Trading Corp. (“CMTC”), Capital Gas Corp. (“Capital Gas”), Capital GP L.L.C. (together with CMTC and Capital Gas, the “Capital Shareholders”) and the Corporation (as the same may be amended, supplemented, restated and/or otherwise modified from time to time, the “Shareholders’ Agreement”), and subject to Section 1.12(i), nominations of persons for election to the Board or the proposal of other business to be brought to the shareholders at a meeting of shareholders may be made only (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the Board, (iii) by any Proposing Shareholder who is a shareholder of record on the date of the giving of the notice provided for in this Section 1.12 and at the time of the applicable meeting, who shall be entitled to vote at the meeting, or (iv) pursuant to the Shareholders’ Agreement. Subject to Section 1.12(i), Section 1.12(a)(iii) sets forth the exclusive means for a shareholder to nominate persons for election to the Board at a meeting of shareholders or to propose other business to be considered at any meeting of shareholders.

(b) Any matter proposed to be brought by a shareholder must constitute a proper matter for shareholder action. Subject to the terms of the Shareholders’ Agreement and Section 1.12(i), for nominations or other business to be properly brought by a Proposing Shareholder before a meeting of shareholders pursuant to clause (iii) of Section 1.12(a), subject to Section 1.6, the Proposing Shareholder must timely deliver notice of such matters in proper written form to the Secretary and otherwise comply with the requirements under these Bylaws (including this Section 1.12(b) and Section 1.2, as applicable). Prior to submitting a shareholder’s notice (including a Special Meeting Request) with respect to any nomination that a Proposing Shareholder proposes to be brought before a meeting of shareholders, the Proposing Shareholder shall request in writing from the Secretary the forms of the Questionnaire and the Representation and Agreement, and the Secretary shall provide such forms to the Proposing Shareholder within ten days after receiving such request.

(c) Subject to the terms of the Shareholders’ Agreement and Section 1.12(i), for nominations or other business to be brought before a shareholder meeting by a Proposing Shareholder in a timely manner pursuant to clause (iii) of Section 1.12(a), subject to Section 1.6, a Proposing Shareholder’s notice must be received in a proper form and in accordance with an Acceptable Delivery Method (i) in the case of the annual meeting, not earlier than the 120th day, and not later than the 90th day, prior to the first anniversary of the preceding year’s annual meeting of shareholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days earlier or delayed (other than as a result of adjournment) by more than 60 days later than such anniversary date, such shareholder’s notice must be received not earlier than the 120th day prior to such annual meeting and not later than the later of (1) the 90th day prior to such annual meeting and (2) the tenth day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation and (ii) in the case of any special meeting, not earlier than the 120th day prior to such special meeting and not later than the later of (1) the 90th day prior to such special meeting and (2) the tenth day following the day on which such public disclosure is first made.

(d) Subject to the terms of the Shareholders’ Agreement and Section 1.12(i) and Section 1.6, to be in proper written form, a shareholder’s notice to the Secretary pursuant to clause (iii) of Section 1.12(a) shall set forth in writing:

(i) all Shareholder Information;

(ii) with respect to any nomination of persons for election to the Board to be brought before a shareholder meeting, all Nominee Information;

(iii) with respect to any business to be brought before a shareholder meeting other than nominations, all Proposal Information; and

(iv) such other information regarding each matter of business to be proposed, each proposed nominee, each Proposing Shareholder and any Shareholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for such business or nomination under applicable law.

(e) Subject to the terms of the Shareholders’ Agreement and Section 1.12(i) and Section 1.6, each applicable person (including the Proposing Shareholder and proposed nominee) shall update the notice delivered and information previously provided to the Corporation pursuant to this Section 1.12 and under any Questionnaire or Representation and Agreement, if necessary, so that the information provided or required to be provided in such notice shall continue to be true and correct (i) as of the record date for determining the shareholders entitled to notice of the meeting and (ii) as of the date that is ten business days prior to the meeting (or any adjournment or postponement thereof), and such update shall be received by the Secretary in accordance with an Acceptable Delivery Method not later than five business days after the record date for such meeting (in the case of an update required to be made as of the record date) and not later than eight business days prior to the date of such meeting (in the case of an update required to be made as of the date that is ten business days prior to such meeting or any adjournment or postponement thereof).

(f) Subject to the terms of the Shareholders’ Agreement and Section 1.12(i) and Section 1.6, the obligation of a Proposing Shareholder, proposed nominee or other applicable person to provide information or an update pursuant to this Section 1.12 and under any Questionnaire or Representation and Agreement, as applicable, shall not limit the Corporation’s rights with respect to any deficiencies in any notice or information provided by such person, to extend any applicable deadlines under this Section 1.12 or enable or be deemed to permit such person to amend or update any nomination or proposal, as applicable, or to submit any new nomination or proposal, including by substituting or adding nominees or proposals, as applicable. A Proposing Shareholder may not, after the last day on which a notice would be timely under this Section 1.12, cure in any way any defect preventing the submission of a proposal or nomination of a proposed nominee without the consent of the Board, which may be provided or withheld in its sole discretion.

(g) Subject to the terms of the Shareholders’ Agreement and Section 1.12(i) and Section 1.6, the Corporation may also, as a condition of any nomination being deemed properly brought by a shareholder before a meeting of shareholders pursuant to clause (iii) of Section 1.12(a), require the Proposing Shareholder, any proposed nominee and any other person on whose behalf the nomination is being made to furnish such other information (1) such person has agreed to furnish under the applicable shareholder’s notice, Questionnaire or Representation and Agreement delivered to the Corporation (including under any such person’s agreement to update information pursuant to any Representation and Agreement), and (2) that could (as determined by the Board or any committee thereof) be required by the Corporation to determine whether the proposed nominee would be (x) considered “independent” as a Director under the Independence Standards or meet the requirements for membership on the Board or any committee thereof, or (y) material to a reasonable shareholder’s understanding of the qualifications and, fitness and/or independence, or lack thereof, of any proposed nominee.

(h) Subject to the terms of the Shareholders’ Agreement and Section 1.12(i) and Section 1.6, with respect to nominations or other business to be brought by a shareholder before a meeting of shareholders, a shareholder must also comply with all applicable requirements of the Articles of Incorporation and all other applicable laws, rules and regulations, including under the Securities Exchange Act of 1934 (together with the rules and regulations promulgated thereunder, in each case, as may be amended from time to time, the “Exchange Act”).

(i) Notwithstanding anything to the contrary in these Bylaws or the Articles of Incorporation, any designation of director nominees by the Capital Shareholders pursuant to the terms of the Shareholders’ Agreement shall not be subject to the provisions of this Section 1.12. For the avoidance of doubt, any designation of director nominees by the Capital Shareholders pursuant to the terms of the Shareholders’ Agreement shall not constitute a notice pursuant to these Bylaws that a shareholder intends to nominate a Director or Directors for purposes of the Articles of Incorporation or these Bylaws, and the Capital Shareholders shall not be required to comply with the information and documentation requirements of this Section 1.12.

Article II

Board of Directors

Section 2.1 Powers; Qualifications. Subject to limitations of the Articles of Incorporation and of the BCA as to action which shall be authorized or approved by the shareholders, all corporate powers shall be exercised by or under authority of, and the business and affairs of the Corporation shall be managed by, the Board.

Section 2.2 Number of Directors. Subject to the terms of the Shareholders’ Agreement, the number of Directors shall be as set forth in the Articles of Incorporation (and if not so provided, then the minimum number of Directors shall be one). A majority of the Directors shall qualify as “independent” Directors under the Independence Standards.

Section 2.3 Election and Term of Office. The election and term of office of a Director shall be as set forth in the Articles of Incorporation (and, if not so provided, then as provided by the BCA).

Section 2.4 Resignation. Any Director may resign at any time by giving notice in writing to the Nominating Committee or the Board. Such resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events, in which case the resignation shall be effective at such later date or upon the happening of such event or events, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective.

Section 2.5 Removal. Except as otherwise provided in the Articles of Incorporation, any Director or the entire Board may be removed, only for cause, by the holders of a majority of the shares then entitled to vote at an election of Directors. The Board shall not have the authority to remove Directors.

Section 2.6 Newly Created Directorships and Vacancies. Subject to the terms of the Shareholders’ Agreement, newly created directorships resulting from an increase in the number of directors and vacancies occurring on the Board for any reason shall be filled as set forth in the Articles of Incorporation.

Section 2.7 Regular Meetings. Regular meetings of the Board may be held at such date, time and place, either within or without the Republic of the Marshall Islands, as shall be designated from time to time by resolution of the Board.

Section 2.8 Special Meetings. Special meetings of the Board may be called by the Chairperson, or by any two Directors, and shall be held on such date, at such time and at such place as the Chairperson, or the Directors calling the meeting, shall fix.

Section 2.9 Notice and Place of Meetings. Meetings of the Board may be held at the principal office of the Corporation, or at any other place as is stated in the notice of such meeting. Notice of any special meeting, and except as the Board may otherwise determine by resolution, notice of any regular meeting, will be (a) delivered personally by hand, by courier or by telephone, (b) sent by certified or registered mail, or (c) sent by electronic mail, in each case, directed to each Director at that Director’s address, telephone number or electronic mail address, as the case may be, as shown on the Corporation’s records at least 48 hours before the time at which the meeting is to commence unless such Director has waived notice in accordance with Section 6.3. Any business may be transacted and any corporate action may be taken at any regular or special meeting of the Board at which a quorum is present. A notice or waiver of notice need not specify the purpose of any regular or special meeting of the Board.

Section 2.10 Participation in Meetings by Electronic Means Permitted. Members of the Board, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of communications equipment which permits the persons participating in the meeting to communicate with each other, and participation in a meeting pursuant to this Section 2.10 shall constitute presence in person at such meeting.

Section 2.11 Quorum; Vote Required for Action. At all meetings of the Board a majority of the entire Board shall constitute a quorum for the transaction of business. The vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board unless applicable law or the Articles of Incorporation shall require a vote of a greater number.

Section 2.12 Organization. Meetings of the Board shall be presided over by the Chairperson, or in the absence of the Chairperson, by a presiding person chosen at the meeting. The Secretary, or in the absence of the Secretary, the presiding person of the meeting may appoint any person to act as secretary of the meeting.

Section 2.13 Action by Directors Without a Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the consents are filed with the minutes of proceedings of the Board or committee.

Section 2.14 Compensation of Directors. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of Directors.

Article III

Committees

Section 3.1 Mandatory Committees. The Corporation shall have an Audit Committee, a Compensation Committee, a Conflicts Committee and a Nominating Committee (together, the “Mandatory Committees”). Each Mandatory Committee shall perform the functions delegated to it pursuant to the terms of these Bylaws and such other matters as may be delegated to it from time to time by resolution of the Board.

Section 3.2 Committees. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members the Mandatory Committees, an executive committee and other committees, each of which to the extent provided in the resolution or in the Articles of Incorporation or Bylaws, shall have and may exercise all the authority of the Board, subject to the BCA. No committee shall have the authority prohibited by committees pursuant to the BCA.

Section 3.3 Committee Rules. Unless the Board otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, (a) a majority of the Directors then serving on such committee shall constitute a quorum for the transaction of business, (b) the vote of a majority of the members present at a meeting at which a quorum is present at the time of such vote or the unanimous written consent of all members thereof shall be the act of such committee and (c) in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II.

Article IV

Officers

Section 4.1 Officers; Election. From time to time, the Board shall elect a Secretary. The Board may also elect such other officers of the Corporation as the Board may deem desirable and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices of the Corporation may be held by the same person unless the Articles of Incorporation or these Bylaws provide otherwise. Any number of offices may be held by the same person and more than one person may hold the same office, unless otherwise prohibited by law, the Articles of Incorporation or these Bylaws. The officers of the Corporation need not be shareholders of the Corporation, nor do any officers need to be directors of the Corporation.

Section 4.2 Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board electing such officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Board, the Chairperson, or the Secretary. Such resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events, in which case it shall be effective at such later date or upon the happening of such event or events, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, and the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise, may be filled by the Board.

Section 4.3 Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these Bylaws or in a resolution of the Board which is not inconsistent with these Bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Secretary shall have the duty to record, or cause to be recorded, the proceedings of the meetings of the shareholders, the Board and any committees in a book to be kept for that purpose. Unless otherwise required by applicable law, all contracts or other agreements, understandings, arrangements or instruments of the Corporation may, but are not required to, be executed on behalf of the Corporation by an employee or agent of the Corporation authorized in writing by the Board. In case any officer is absent, or for any other reason that the Board may deem necessary or desirable, the Board may delegate for the time being the powers or duties of such officer to any other officer. The Board may require any employee of the Corporation (including, without limitation, any officer of the Corporation) or any agent of the Corporation to give security for the faithful performance of his or her duties.

Article V

Shares

Section 5.1 Share Certificates and Uncertificated Shares.

(a) The shares shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s capital stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. Every holder of shares represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by an officer(s) and/or a Director, however designated, representing the number of shares registered in certificate form owned by such holder. The signatures upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent other than the Corporation itself or its employees. In case any person who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer or Director before such certificate is issued, it may be issued by the Corporation with the same effect as if he/she were such officer or Director at the date of issue. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

(b) Each certificate representing shares issued by the Corporation (for so long as it is authorized to issue shares of more than one class) shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of the shares of each class authorized to be issued and, if the Corporation is authorized to issue any class of preferred shares in series, the designation, relative rights, preferences and limitations of each such series so far as the same have been fixed and the authority of the Board to designate and fix the relative rights, preferences and limitations of other series. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation or transfer agent shall send to the registered owner thereof a written notice containing the information required by law to be provided to such owner, including the information required by law to set forth or stated on certificates and a statement that the Corporation will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of shares or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 5.2 Transfers of Shares. Shares represented by certificates of the Corporation shall be transferable on the record of shareholders upon presentation to the Corporation or a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require. The transfer provisions of this Section 5.2 are not the exclusive method of transferring shares.

Section 5.3 Lost, Stolen or Destroyed Share Certificates; Issuance of New Certificates. The Corporation may issue a new share certificate or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Article VI

Miscellaneous

Section 6.1 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board.

Section 6.2 Seal. The Board may adopt a corporate seal, alter such seal at its pleasure, and authorize it to be used by causing it or a reproduction of such seal to be affixed or impressed or reproduced in any other manner.

Section 6.3 Waiver of Notice of Meetings of Shareholders, Directors and Committees. Whenever notice is required to be given by applicable law or under any provision of the Articles of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders, Directors or members of a committee of Directors need be specified in any written waiver of notice or waiver by electronic transmission unless so required by the Articles of Incorporation or these Bylaws.

Section 6.4 Indemnification of Directors and Officers.

(a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure judgment in its favor by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(c) To the extent that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in the defense of a claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

(d) Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation. The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 6.4 shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(e) The rights of indemnification and advancement of expenses shall not be exclusive of any other rights to which an indemnitee may be entitled, and, to the extent permitted by law, shall not be limited by the provisions of Section 60 of the BCA or any successor statute.

(f) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws and the BCA.

(g) Any repeal or modification of this Section 6.4 shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

Section 6.5 Amendment of Bylaws.

(a) By the Shareholders. Subject to applicable law and the Articles of Incorporation, these Bylaws may be altered, amended or repealed, or new Bylaws enacted, by the affirmative vote of a majority of the voting power of all the then outstanding shares of the Corporation entitled to vote thereon, voting together as a single class.

(b) By the Board. Subject to applicable law and the Articles of Incorporation, these Bylaws may be made, adopted, altered, waived, amended, changed or repealed, by the Board.

Section 6.6 Electronic Signatures. To the fullest extent permitted by applicable law, whenever the Articles of Incorporation or these Bylaws require or permit a signature, such signature may be a manual, facsimile, conformed or electronic signature.

Section 6.7 Severability. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Articles of Incorporation, the BCA, the rules or regulations of any stock exchange applicable to the Corporation or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

Article VII

Definitions

As used in these Bylaws, the following terms have the meanings specified in this Article VII.

“Acceptable Delivery Method” means delivery in writing to the Secretary (i) by electronic mail (but only if confirmation of receipt of such e-mail is received; provided that any communication or confirmation automatically generated by electronic means (such as out-of-office replies) shall not constitute such confirmation of receipt) or (ii) by certified or registered mail addressed to the Secretary at the principal executive offices of the Corporation, return receipt requested.

“affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“associate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“Audit Committee” means a committee of the Board composed entirely of directors who meet the Independence Standards, including the independence standards required of directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the National Securities Exchange on which shares are listed or admitted to trading.

“beneficially owned” (and its correlative terms) has the meaning provided in Rules 13d-3 and 13d-5 under the Exchange Act.

“Chairperson” means a Director elected by the Board to act as chairperson of the Board, who shall be “independent” as a Director under the Independence Standards. There is no requirement for a Chairperson to be elected. The Chairperson is not an officer of the Corporation.

“Commission” means the United States Securities and Exchange Commission.

“Compensation Committee” means a committee of the Board composed entirely of directors who meet the Independence Standards.

“Competitor” means any international shipping company, owner of ocean-going shipping vessels or similar company operating with a focus on the liquefied natural gas carrier market and/or the wider energy transition gas market.

“Conflicts Committee” means a committee of the Board composed entirely of directors who meet the Independence Standards.

“Corporation Securities” means any shares or other securities of the Corporation or any affiliate thereof.

“Derivative Instrument” means any derivative instruments, profit interests, options, warrants, convertible securities, stock appreciation or other rights with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any Corporation Securities or the voting rights thereof or with a value derived in whole or in part from the value of any Corporation Securities or any other contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any Corporation Securities, in each case, whether or not such instrument, contract or right shall be subject to settlement in the underlying Corporation Security.

“Independence Standards” means any independence standards set forth in the rules and listing standards of the primary stock exchange upon which any Corporation Securities are traded, any applicable rules of the Commission, and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation’s Directors, including those applicable to a Director’s service on the Audit Committee, Compensation Committee or any other committee of the Board, including Rule 5605 of the Nasdaq Stock Market LLC Rules, as amended from time to time.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Exchange Act.

“Nominating Committee” means a committee of the Board composed, subject to the Shareholders’ Agreement, of a minimum of three members of the Board then serving. A majority of the Nominating Committee members shall meet the Independence Standards.

“Nominee Information” means, as to each person whom the Proposing Shareholder proposes to nominate for election or reelection to the Board:

(a) the name, age, business address and residence address of such proposed nominee;

(b) the principal occupation or employment of such proposed nominee;

(c) the completed Questionnaire and the Representation and Agreement in the forms provided by the Corporation pursuant to Section 1.12(b) with respect to the proposed nominee;

(d) (1) the class and series and number of Corporation Securities which are, directly or indirectly, owned beneficially or of record by such proposed nominee, (2) the nominee holder for, and number of, any shares owned beneficially but not of record by such proposed nominee, (3) the dates such Corporation Securities were acquired, (4) the investment intent of such acquisition, (5) evidence of such beneficial or record ownership, and (6) any Derivative Instruments or Short Interests owned, held or entered into by such proposed nominee;

(e) whether such proposed nominee is eligible for consideration as an independent Director under the standards contemplated by Item 407(a) of Regulation S-K adopted by the Commission (or the corresponding provisions of any successor regulation) and the relevant listing standards of any exchange where the Corporation’s equity securities are listed;

(f) a description of all direct and indirect compensation, payment, reimbursement, indemnification and other monetary agreements, arrangements and understandings during the past three years, and any other relationships, between or among such proposed nominee, the Proposing Shareholder, any Shareholder Associated Person and any other person or persons (including their names) in connection with such proposed nominee’s nomination or service or action as a Director, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the Proposing Shareholder and any Shareholder Associated Person were the “registrant” for purposes of such rule and such proposed nominee was a Director or executive officer of such registrant;

(g) details of any relationship between such proposed nominee and any person that would require disclosure on Schedule 13D as if such proposed nominee was required to file a Schedule 13D with respect to the Corporation; and

(h) details of any position where such proposed nominee has served as an officer or Director of any Competitor within the three years preceding the submission of the shareholder notice.

“person” means any individual, corporation, partnership, limited liability company, association, group, joint venture, trust, unincorporated organization or other entity.

“Proposal Information” means as to any business (other than nomination of persons for election to the Board) the Proposing Shareholder proposes to bring before a meeting of shareholders pursuant to Section 1.2 or Section 1.12:

(a) a brief description of the business desired to be brought before the meeting of shareholders;

(b) the text of the proposal or business (including the complete text of any resolutions proposed to be presented for consideration and, in the event that such business includes a proposal to amend any incorporation document, including, but not limited to, the Articles of Incorporation or these Bylaws, the language of the proposed amendment);

(c) the reasons for conducting such business at the meeting of shareholders (including the text of any reasons for the proposed business that will be disclosed in any proxy statement or supplement thereto to be filed with the Commission); and

(d) a complete and accurate description of any material interest in such business of the Proposing Shareholder and any Shareholder Associated Persons, individually or in the aggregate, including any anticipated benefit to the Proposing Shareholder and any Shareholder Associated Persons therefrom.

“public disclosure” shall be deemed to include a disclosure made in a press release reported by a national news service, in a document filed by the Corporation with the Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act or in a notice pursuant to the applicable rules of an exchange on which the securities of the Corporation are listed.

“Proposing Shareholder” means any shareholder proposing nominations or other business to be brought before a meeting of shareholders pursuant to Section 1.2 or Section 1.12.

“Qualified Representative” of a shareholder means a person who is a duly authorized by a writing executed by such shareholder or an electronic transmission delivered by such shareholder to the Secretary to act for such shareholder as proxy at a specified meeting of shareholders. The Qualified Representative must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of shareholders.

“Questionnaire” means, as to each person whom a Proposing Shareholder proposes to nominate for election or reelection to the Board, a Director’s and officers’ questionnaire in the form provided by the Corporation pursuant to Section 1.12(b) and signed by such proposed nominee.

“Representation and Agreement” means, in connection with any nomination or other business proposed by a Proposing Shareholder to be brought before a meeting of shareholders, written representations and agreements in the form provided by the Corporation pursuant to Section 1.12(b), and signed by, as applicable, the Proposing Shareholder, each proposed nominee and any other person by whom or on whose behalf the nomination or other proposal is being made that:

(a) each of the applicable persons (including the Proposing Shareholder and any proposed nominee) will update and supplement the information described in Section 1.2 or Section 1.12, as applicable, from time to time to the extent necessary so that such information shall be true and correct (x) as of the record date for determining the shareholders entitled to notice of the applicable meeting and (y) as of the date that is the tenth business day prior to such meeting or any adjournment or postponement thereof. Any such update and supplement shall be delivered in writing to the Secretary in accordance with an Acceptable Delivery Method not later than the fifth business day following the record date for determining the shareholders entitled to notice of the meeting (in the case of any update and supplement required to be disclosed as of the record date) and not later than the eighth business day prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of the tenth business day prior to the meeting or adjournment or postponement thereof);

(b) each of the applicable persons (including the Proposing Shareholder and any proposed nominee) will provide to the Corporation such other information and certifications as it may reasonably request, including any information required or requested by the Corporation’s subsidiaries;

(c) each of the applicable persons (including the Proposing Shareholder and any proposed nominee) will provide facts, statements and other information in all communications with the Corporation and its shareholders that are or will be true and correct in all material respects and that do not and will not omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(d) each of the applicable persons (including the Proposing Shareholder and any proposed nominee) agrees to comply with all applicable law, rules and regulations in connection with the nomination, solicitation and election, as applicable;

(e) the proposed nominee will comply with the Corporation’s processes for evaluating any person being considered for nomination to the Board, including, at the reasonable request of the Nominating Committee of the Board, meet with the Nominating Committee to discuss matters relating to the nomination of such proposed nominee to the Board, including the information provided by such proposed nominee to the Corporation in connection with such person’s nomination and such proposed nominee’s eligibility to serve as a member of the Board;

(f) the proposed nominee consents to the running of a background check in accordance with the Corporation’s policy for prospective Directors and will provide any information requested by the Corporation that is necessary to run such background check;

(g) the proposed nominee, if elected to serve as a member of the Board, (1) agrees to comply with applicable state and federal law (including applicable fiduciary duties under state law), the rules of any stock exchange on which any Corporation Securities are traded, and all of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines applicable generally to the Corporation’s Directors and (2) would be in compliance with any such policies and guidelines that have been publicly disclosed;

(h) the proposed nominee is not and will not become a party to (i) any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a Director that has not been disclosed to the Corporation, (ii) any agreement, arrangement or understanding with any person or entity as to how the proposed nominee would vote or act on any issue or question as a Director (a “Voting Commitment”) that has not been disclosed to the Corporation or (iii) any Voting Commitment that could reasonably be expected to limit or interfere with the proposed nominee’s ability to comply, if elected as a Director, with fiduciary duties under applicable law;

(i) the proposed nominee (1) intends to serve the full term for which he or she is standing for election if nominated by the Board and elected by the shareholders, and (2) consents to being named in any proxy statement, associated proxy card or other proxy materials; and

(j) the proposed nominee’s candidacy or, if elected, membership on the Board, would not violate applicable state or federal law or the rules of any stock exchange upon which any Corporation Securities are traded.

“Short Interest” shall mean any agreement, arrangement, understanding or relationship (including any repurchase or so called “stock borrowing” agreement or arrangement) the effect or intent of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any Corporation Securities or manage risk with respect to any Corporation Securities, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any Corporation Securities.

“Shareholder Associated Person” means as to any Proposing Shareholder or Requesting Shareholder (a) any person who is a member of a “group” (as such term is used in Rule 13d-5 of the Exchange Act) with or otherwise acting in concert with such shareholder, (b) any beneficial owner of shares on whose behalf the request, proposal or nomination is being made (other than a shareholder that is a depositary), (c) any affiliate or associate of such shareholder or any such beneficial owner, and (d) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A, or any successor instructions) with such shareholder, beneficial owner or any Shareholder Associated Person in respect of any requests, proposals or nominations, as applicable.

“Shareholder Information” means as to any Proposing Shareholder or Requesting Shareholder:

(a) whether such person is providing the notice at the request of a beneficial holder of any Corporation Securities;

(b) the name and record address of such person and any of such person’s Shareholder Associated Persons (including, if applicable, as they appear on the Corporation’s books and records);

(c) (1) the class and series and number of Corporation Securities which are, directly or indirectly, owned beneficially or of record by such person or any of such person’s Shareholder Associated Persons, (2) the nominee holder for, and number of, any Corporation Securities owned beneficially but not of record by such person or any of such person’s Shareholder Associated Persons, (3) the dates such Corporation Securities were acquired, (4) the investment intent of such acquisition and (5) evidence of such beneficial or record ownership;

(d) a complete and accurate description of all Derivative Instruments or Short Interests owned, held or entered into by such person or any of such person’s Shareholder Associated Persons;

(e) a complete and accurate description of any agreement, arrangement or understanding pursuant to which such person or any of such person’s Shareholder Associated Persons has received any financial assistance, funding or other consideration from any other person with respect to the investment by such person in the Corporation;

(f) any rights to dividends on any Corporation Securities owned beneficially or of record by such person or any of such person’s Shareholder Associated Persons, if any;

(g) a complete and accurate description of any agreement, arrangement or understanding that has been made, the effect or intent of which is to increase or decrease the voting power of such person or any of such person’s Shareholder Associated Persons with respect to any Corporation Securities, without regard to whether such transaction is required to be reported on a Schedule 13D in accordance with the Exchange Act;

(h) a complete and accurate description of any performance-related fees (other than an asset-based fee) to which such person or any of such person’s Shareholder Associated Persons may be entitled as a result of any increase or decrease in the value of any Corporation Securities, Derivative Instruments or Short Interest;

(i) any interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such person or any of such person’s Shareholder Associated Persons, in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Corporation Securities where such person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;

(j) a complete and accurate description of all agreements, arrangements and understandings between or among (i) such person and any Shareholder Associated Persons or (ii) such person or any Shareholder Associated Persons and any other person (naming each such person) in connection with or related to the proposed nomination or other business to be brought at the meeting, including without limitation (A) any proxy, contract, arrangement, understanding or relationship pursuant to which such person has the right to vote any Corporation Securities; and (B) any other agreements that would be required to be disclosed by such person or any other person pursuant to Item 5 or Item 6 of a Schedule 13D that would be filed pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D is applicable to the shareholder giving the notice or any Shareholder Associated Person or other person);

(k) any material interest of such person or any of such person’s Shareholder Associated Persons in the proposed nomination or other business to be brought at the meeting;

(l) to the extent known by such person or any beneficial owner on whose behalf such person is acting, the names and addresses of any other beneficial or record owners of Corporation Securities known to be supporting the proposed nomination or other business;

(m) to the extent not prohibited under applicable law or regulations or other applicable bona fide confidentiality obligation, with respect to such shareholder and each of its Shareholder Associated Persons, a list of (x) litigation filed against such person during the prior 10 years, (y) criminal proceeding (excluding traffic violations and other minor offenses) naming such person as a subject during the prior 10 years and (z) investigations of such person by a governmental entity, including law enforcement agencies, commenced within the prior 10 years;

(n) a representation from such person as to whether such person or any beneficial owner on whose behalf such person is acting intends or is part of a group (providing the name and address of each participant) which intends (i) to deliver a proxy statement to and/or form of proxy with holders of at least the percentage of the Corporation’s outstanding shares required to approve or adopt the proposal or to elect each proposed nominee, and/or (ii) otherwise to solicit proxies in support of such proposed nomination or other business;

(o) a representation from such person that such person (1) is, and will at the time of such meeting, be a holder of record of Corporation Securities entitled to vote at such meeting, (2) intends to vote such Corporation Securities at such meeting, and (3) intends to appear in person at, or send a Qualified Representative to, such meeting to make such proposed nomination or present such other proposed business, as applicable, before such meeting; and

(p) the completed Representation and Agreement in the form provided by the Corporation with respect to such person and any of such person’s Shareholder Associated Persons.